Exhibit 99.1

Media Contacts: Deborah Szajngarten Radware 201-785-3206 deborah.szajngarten@radware.com Investor Relations: Anat Earon-Heilborn +972 723917548 ir@radware.com	FOR IMMEDIATE RELEASE

RADWARE TO ACQUIRE SHIELDSQUARE FOR EXPANSION OF ITS CLOUD
SECURITY PORTFOLIO

ShieldSquare’s Cloud-Based Anti-Bot Solutions Help Online Businesses Differentiate Between
Human & Non-Human Traffic on Websites, Mobile Applications & APIs

MAHWAH, N.J., Jan. 7, 2019 — Radware® (NASDAQ: RDWR), a leading provider of cyber security and application delivery solutions, today announced that it has entered into a definitive agreement to acquire ShieldSquare®, a market-leading bot management solutions provider. The transaction is expected to close during the first quarter of 2019, subject to customary closing and regulatory conditions.

ShieldSquare, founded in 2014, is one of the pioneers in the bot mitigation industry. It is one of three recognized solution leaders by Forrester with strong differentiation on the Attack Detection, Threat Research, Reporting, and Analysis categories.

 “This acquisition allows us to expand our portfolio with robust bot management solutions that strongly fit our strategic goal to continue and deepen our integrated portfolio, organically and inorganically. Bot management can stand alone as product offerings as well as integrate into our suite of attack mitigation solutions” said Roy Zisapel, Radware CEO.  “We chose ShieldSquare because of their strong technology synergy, advanced machine learning capabilities, and the opportunity to expand Radware’s existing cloud security services. These Bot-Management services along with Radware’s Cloud WAF services offer comprehensive protection of applications. We are excited to welcome the ShieldSquare team into the Radware family.”

Radware will offer ShieldSquare’s leading bot management and mitigation product under the new Radware Bot Manager product line. This new addition to Radware's product portfolio will integrate with Radware's leading attack mitigation solution and together, offer some of the industry’s most advanced protection from emerging and automated attacks.

 “More than 50% of the Internet traffic today comes from bots, and while we’ve seen an increase in bot-based attacks in recent years, ‘good’ bots still play an important role in applications’ operations,” said David Aviv, Radware Chief Technology Officer.  “As such, organizations need to look for bot management solutions that not only effectively detect and mitigate bot attacks, but also can accurately distinguish between ‘good’ and ‘bad’ bots in real-time.”

The new solutions enhance Radware’s existing industry-leading cloud security protection to cover more crafted e-commerce attacks affecting emerging problems such as, Data harvesting and Scraping Attacks; Account creation and Account Takeover Attacks; Denial of Inventory, Application DDoS & Brute Force Attacks, Brand Image / Reputation Attacks.

About Radware

Radware® (NASDAQ: RDWR), is a global leader of cyber security and application delivery solutions for physical, cloud, and software defined data centers. Its award-winning solutions portfolio secures the digital experience by providing infrastructure, application, and corporate IT protection and availability services to enterprises globally. Radware’s solutions empower more than 12,500 enterprise and carrier customers worldwide to adapt to market challenges quickly, maintain business continuity and achieve maximum productivity while keeping costs down. For more information, please visit www.radware.com.

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©2019 Radware Ltd. All rights reserved. The Radware products and solutions mentioned in this press release are protected by trademarks, patents and pending patent applications of Radware in the U.S. and other countries. For more details please see: https://www.radware.com/LegalNotice/. All other trademarks and names are property of their respective owners.

Safe Harbor Statement
This press release may contain statements concerning Radware’s future prospects that are “forward-looking statements” under the Private Securities Litigation Reform Act of 1995. Statements preceded by, followed by, or that otherwise include the words "believes", "expects", "anticipates", "intends", "estimates", "plans", and similar expressions or future or conditional verbs such as "will", "should", "would", "may" and "could" are generally forward-looking in nature and not historical facts. Because such statements deal with future events, they are subject to various risks and uncertainties and actual results, expressed or implied by such forward-looking statements, could differ materially from Radware's current forecasts and estimates. For example, Radware’s ability to complete its pending acquisition of ShieldSquare and, if completed, to obtain the anticipated benefits therefrom, Radware’s ability to compete successfully in the highly competitive bot management market,  Radware’s ability to win new contracts, to renew existing contracts and Radware’s ability to successfully integrate its acquisitions and execute on its growth strategy. Factors that could cause or contribute to such differences include, but are not limited to: the impact of global economic conditions and volatility of the market for our products; changes in the competitive landscape; inability to realize our investment objectives; timely availability and customer acceptance of our new and existing products; risks and uncertainties relating to acquisitions; the impact of economic and political uncertainties and weaknesses in various regions of the world, including the commencement or escalation of hostilities or acts of terrorism; Competition in the market for Application Delivery and Network Security solutions and our industry in general is intense; and other factors and risks on which we may have little or no control. This list is intended to identify only certain of the principal factors that could cause actual results to differ. For a more detailed description of the risks and uncertainties affecting Radware, reference is made to Radware’s Annual Report on Form 20-F, which is on file with the Securities and Exchange Commission (SEC) and the other risk factors discussed from time to time by Radware in reports filed with, or furnished to, the SEC. Forward-looking statements speak only as of the date on which they are made and, except as required by applicable law, Radware undertakes no commitment to revise or update any forward-looking statement in order to reflect events or circumstances after the date any such statement is made. Radware’s public filings are available from the SEC’s website at www.sec.gov or may be obtained on Radware’s website at www.radware.com.